

May 9, 2011

via U.S. mail and facsimile

Atsushi Maki, Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

>   **RE: Amanasu Environment Corporation**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Filed April 14, 2011**
>   **File No. 000-32905**

Dear Mr. Maki:

    We have reviewed your amended reports filed April 14, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1. Please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Certifications</u>

2. We have reviewed your certification filed as Exhibit 31 pursuant to Item 601(b)(31) and (32) of Regulation S-K. We note that you continue to provide paragraph 6 as part of your certification, which is not required. In future filings please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief